INVEST IN **JURNY**

Hospitality Automation Powered by AI



jurny.com   Los Angeles, CA   in   ▶ | Technology | SaaS | Travel & Tourism | AI | Real Estate |

Highlights

1. Jurny doubled its SaaS recurring revenue in 6 months and is on track to triple it by year-end.

2. Jurny partners with Airbnb, Expedia, VRBO, and other global hospitality solutions.

3. Nia Multiagent 2.0 aims to automate 90% of the $112B the industry spends on manual processes.

4. Full-time Airbnb hosts spend 12.5+ hours weekly per listing; Jurny's AI, Nia, cuts this by 75%.

5. Nia's fully autonomous mode saw a 3,000% adoption increase by internal customers this year alone.

6. Ranked among the Top 5 Best AI Apps by GenerativeAI, highlighting Jurny's innovative technology.

7. +$12mm raised from tops VC's (Mucker Capital, Okapi VC, etc) and 2000 crowdfunding investors.

8. Featured in CNBC News, WSJ, Fortune, Bloomberg, Entrepreneur, Business Insider, & Forbes

Featured Investor

 **Ryan McCalley**
Syndicate Lead   [Follow]   Invested $500,000 ⓘ

"Jurny is a cutting-edge platform that leverages AI to revolutionize property management in the hospitality industry. By automating operations from booking to guest experience, Jurny addresses a significant pain point in the short-term rental sector. The platform not only streamlines operations but also enhances profitability for property owners. Investing in Jurny is compelling because of its scalable technology, which taps into the booming short-term rental market projected to reach billio..."

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Our Team



Luca Zambello   Founder & CEO

Serial entrepreneur and expert within the hospitality industry. Scaled several businesses into millions in revenue, including a hospitality management company to 300+ properties across 6 cities. Featured in Forbes, Entrepreneur, Bloomberg and more.



Jason Lopez   Senior Director of Business Development

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



Giovanni Moretto   Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.



Gian Marco Ferrara   Director of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Svitlana Siklitska   Director of Strategic Partnerships

Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Kevin Rohani   Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter   Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Kevin Morris   Board Advisor

Serial entrepreneur and former CFO of Miso Robotics where he managed raising over $85 million in equity from non-accredited and accredited investors.



Erik Rannala   Board Member

Co-founder and managing partner at Mucker Capital, a top accelerator. He previously led global product strategy at TripAdvisor and grew eBay's premium features business to over $400M. He also held roles at Harrison Metal, MVP.com, and the White House.



John G. Waller   Board Member

Seasoned entrepreneur and investor with 20+ years of experience, co-founded 24/7 Media (NASDAQ: TFSM) and REsume.com (acquired by Adecco). He is founder and CEO of Green Thumb Ventures, an incubator funding and developing early-stage tech firms.



Katie Gerber

Reclaiming Billions in Lost Profits with AI

Jurny's AI-powered platform is revolutionizing the $4.1 trillion hospitality industry by streamlining operations and boosting profits for hotel and short-term rental owners. Its cutting-edge technology automates guest communication, handles operational requests, and has the power to fully automate the entire guest journey from check-in to check-out, freeing up valuable time for property managers. **With Jurny, property managers have already experienced a 25% to 50% reduction in operational costs** and an enhanced guest experience thanks to faster response times and increased efficiency.

Imagine one person managing 50+ units effortlessly – that's the power of Jurny's AI.


jurny.
The Ultimate Property Management Solution
Automating tasks for hosts, hotels, and property managers in just a few clicks.

* The image is a computer-generated representation of our current platform.

Jurny's AI-powered Property Management System (PMS) simplifies property management by automating up to 90% of back-office operations, potentially saving operators billions of dollars annually. The platform seamlessly integrates and manages **booking software, cleaning services, guest reviews, customer service, dynamic pricing, Internet of Things (IoT) devices,** and more – all from a single, intuitive dashboard powered by Jurny's game-changing AI, Nia.


Unifying Industry-Leading Partners Under a Single Solution
airbnb
Booking.com
Vrbo
Expedia
zumper
hopper
Turno
autohost
Boostly
rentals united
PriceLabs
RENTAL GUARDIAN.COM
Wheelhouse
stripe
zapier
LynnbrookGroup



The Problem & Jurny's Solution

Unlocking the $4.1 Trillion Hospitality Industry with Automation

In today's hospitality industry, guest expectations are sky-high, but operational challenges and staffing shortages are making it harder than ever to deliver exceptional experiences across the 17.5 million guest rooms worldwide. **This disconnect is costing the industry billions - an estimated $355 billion in inefficient operational costs this year alone (*source*) (*source*)**. Jurny's AI-powered solution addresses this critical gap by automating key tasks, empowering hoteliers and short-term rental hosts to streamline operations, elevate guest satisfaction, and reclaim lost revenue.

With Jurny, up to 90% of back-office operations can be automated, leading to a significant reduction in operational costs for property managers.

Considering the 7.7 million units on Airbnb alone, this equates to potential savings of over $112 billion annually for the short-term rental industry alone. By **drastically reducing the time spent on manual tasks from an average of 10 - 15 hours per week per unit to just 1.25 hours**, Jurny empowers its customers to efficiently manage significantly larger portfolios, boosting profitability and guest satisfaction.

Moreover, **Jurny's AI delivers lightning-fast guest communication with sub-1-minute response times**, far surpassing the industry average of 24 hours. The transformative impact of Jurny's AI is evident in the 3,000% increase in the adoption of Nia's fully autonomous mode over the past year. This feature has managed and automated over 148,000 guest reservations and communications in just the last eight months, saving hosts hundreds of thousands in operational costs. This surge in adoption highlights the growing reliance on Jurny's technology to redefine hospitality management.



Step into the Future of Hospitality

Seamlessly integrating almost every aspect of property management into a signle user-friendly platform

Earlier this year, **Jurny introduced AI multi-agent technology to the hospitality industry.** This breakthrough features specialized "agents" designed to collaborate with one another to manage tasks like concierge services and guest communications – all without human intervention.

Jurny's AI agents are **ten times faster and more accurate than humans**, capable

Jurny's AI agents are ten times faster and more accurate than humans, capable of independently managing the entire guest journey from check-in to check-out. This includes scheduling cleanings, handling communications, making local recommendations, escalating issues, and prioritizing tasks based on guest sentiment.

What sets Jurny apart is its unique vertically integrated platform design, which enables these AI agents to operate seamlessly across all software components. This approach aligns with tech giants like Apple, who are embedding AI deeply into their ecosystems, as seen with the upcoming Apple Intelligence on iOS 18, underscoring the vast potential for adoption and distinguishing Jurny from its competitors.



* The image is a computer-generated representation of our current platform.

The next version of Jurny's multi-agent system, set for release later this year, will be even more powerful, accurate, and adaptable. This advanced AI will be fully customizable for each property, offering unprecedented automation that leads to higher revenue per unit, reduced costs, and significantly increased profits for Jurny's customers.

This cutting-edge technology not only benefits the existing market but also has the potential to drive significant growth across platforms like Airbnb.

Jurny offers flexible pricing plans and scalable, customizable features, making it the perfect solution for property managers of all sizes. Our client acquisition strategy leverages two distinct funnels: the PLG Funnel, which offers a free, self-service product, and a traditional sales funnel targeting high-value accounts through our dedicated sales team. Both strategies effectively drive awareness and conversions through multiple channels, including newsletters, podcasts, blogs, social media, and paid ads.

The Market & Jurny's Traction



A Booming Hospitality Industry Market

$4.1 Trillion ››› **$9.9 Trillion**
2022   2028



* The image is a computer-generated representation of our current platform.

The rapidly expanding hospitality industry generated an impressive **$4.1 trillion in 2022** and is projected to reach **$9.9 trillion by 2028, growing at a CAGR of 16%** (*source*). As travel resumes in full swing, and staffing shortages loom, hotels and short-term rental hosts face the challenge of delivering exceptional guest experiences while juggling complex operational processes. With a staggering 72% of travelers preferring automated communication and 86% of hoteliers acknowledging the PMS as their most indispensable operational tool, Jurny steps in with its project management software to address these challenges (*source*) (*source*).



Proudly Featured in

Jurny's impressive traction and market demand are clear from its 2023 performance, with a **5x increase in its customer base last year and a doubling of SaaS revenue in the last eight months**.

The company is on track to achieve 3x year-over-year growth in SaaS revenue for its core product by year-end.

Jurny's milestones have garnered attention from major media outlets and research groups, with coverage in **Entrepreneur**, **CNBC**, **Yahoo! Finance**, **Bloomberg**, **Wall Street Journal**, **The Real Deal**, **Skift**, and **McKinsey & Co.**, among others.



Jurny has also been recognized as a leading innovator in property management systems, earning accolades such as the **Generative AI Top 100** and **honors from The Shortyz Awards, Software Advice, Capterra, GetApp, Abode Worldwide**, and **TravelTech Breakthrough.**

Additionally, Jurny has joined the **top 1% of U.S. companies for customer satisfaction**, with an NPS score that rivals top brands like Netflix, PayPal, and Amazon.



Why Invest

The Future of Hospitality is AI-Powered


Be Part of the Future of Hospitality
Join us at what we believe is the forefront of the AI-powered hospitality revolution

The image is a computer-generated representation of our current platform.

AI is here to stay, and we believe it will be one of - if not THE - most pivotal technological shifts to date. Jurny's goal is to be at the forefront of integrating AI into the antiquated hospitality industry.

Nothing but good things to say about the platform

If you're looking for a property management tool with a robust Airbnb integration and AI, this is it...Using the technology stack, Jurny has to offer has allowed us to speed up our response time while providing thoughtful answers.

Blendi M. - CEO

I grew my business so fast with them! Their team is the best!

Jurny PMS has completely revolutionized my property management experience. Its interface is incredibly easy to use, and the customization options are fantastic. The customer support is exceptional, which makes it a top-of-the-line platform.

Lovisa T. - Sales

They have made it so easy

Jurny makes it incredibly easy to manage my vacation rentals. Everything is found in one place on their dashboard so I dont have to log into other



systems, including Airbnb and Vrbo (only very rarely now). The platform is really nice and easy to use, and the hands-on support that we get from their team is top-notch.

Patrick L. – Founder

Backed by an exceptional leadership team and $12 million in support from top-tier investors and VCs, including SQM Capital Management, Mucker Capital, Okapi Venture Capital, VITALIZE Venture Capital, Singularity Capital and SaaS Venture Capital, Jurny is driving substantial advancements in the sector as one of the leading AI-powered hospitality solutions driving revolution. Our goal is to transform the industry for the better.

Join Jurny in shaping the future of hospitality for the better and invest today.